

SEC 17016965

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SEC FILE NUMBER
8-36920

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9560 Waples Street
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Klicman (858) 622-2140 x 229
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 W 5th Street, #2700	Los Angeles	California	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

GIRARD SECURITIES, INC.
(SEC I.D. No. 8-36920)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934 as a Public Document.

OATH OR AFFIRMATION

I, Shirley Klicman, affirm that, to the best of my knowledge and belief, the accompanying financial statement as of December 31, 2016, pertaining to Girard Securities, Inc. (the "Company") is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 3/31/17

CFO

Title

Notary Public


CHERYL APPLEBY
Commission No. 2046915
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires November 20, 2017

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
()	(c)	Statement of Income
()	(d)	Statement of Cash Flows
()	(e)	Statement of Changes in Stockholder's Equity
()	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial statement
()	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
()	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statement)
()	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statement)
()	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
()	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
()	(m)	A Report describing the Broker-Dealer's Compliance with the Exemptive Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Girard Securities, Inc.

We have audited the accompanying statement of financial condition of Girard Securities, Inc. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Girard Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 31, 2017

GIRARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
Cash	$	683,096
Fees and commissions receivable		3,149,925
Receivable from clearing broker		2,882,747
Other receivables		470,752
Other assets		597,096
TOTAL	$	7,783,616
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	3,247,485
Accrued expenses and accounts payable		525,328
Accrued compensation		604,327
Other liabilities		298,021
Total liabilities		4,675,161
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY:		
Preferred stock, $1,000 par value; authorized 2,000 shares, issued and outstanding 888 shares		888,000
Common stock, no par value; authorized 2,000,000 shares, issued and outstanding 1,273,000 shares		66,761
Additional paid-in capital		3,045,247
Accumulated deficit		(891,553)
TOTAL STOCKHOLDER'S EQUITY:		3,108,455
TOTAL	$	7,783,616

The accompanying notes are an integral part of the statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Girard Securities, Inc. (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association (NFA). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Chargers Acquisition, LLC. Chargers Acquisition, LLC is a wholly owned subsidiary of RCS Capital Holdings, LLC, which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"), formerly known as RCS Capital Corporation ("RCAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates, and these differences could be material.

Fees and Commissions Receivable and Commissions Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors.

Other Assets

Other assets include furniture and fixtures of $43,126, net of accumulated depreciation of $56,169, and financial advisor commission advances of $85,341.

Share-Based Compensation

Aretec allocates share-based compensation expense to the Company. Aretec grants restricted stock awards to certain employees under the Aretec Group, Inc. 2016 Equity Incentive Plan (the "Aretec Equity Plan"), which provides for the grant of option rights or appreciation rights, restricted stock, restricted stock units, performance shares or performance units, and dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested.

Income Taxes

The Company's financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax expense in its financial statement using the separate return method. Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return, except when a valuation allowance is required.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statement and related disclosures.

3. INCOME TAXES

Deferred income taxes are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the prior three year period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on the Company's evaluation, as of December 31, 2016, a valuation allowance of $209,478 has been recorded to recognize the portion of the net deferred tax asset that is more likely than not to be recognized. The amount of the net deferred tax asset considered unrealizable could, however, be adjusted if estimates of future taxable income during the carry forward periods are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The components of the deferred income taxes as of December 31, 2016 were as follows:

Deferred tax assets		
Accrued expenses	$	165,238
Furniture and fixtures		37,945
Intangible assets		6,295
Total deferred tax assets		209,478
Valuation allowance		(209,478)
Net deferred tax assets	$	-

The Company believes that, as of December 31, 2016, it had no material uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2016.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2013. The Company's state income tax returns are open to audit under the statute of limitations for years after 2011.

4. EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate, Cetera Financial Group, Inc. ("Cetera Financial"). Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2016 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement. The Company had no unsettled liability with Cetera Financial for employee benefits at December 31, 2016.

5. RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses include overhead services related to marketing and communication, IT, finance and administration, operations and risk management. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not affiliated with Cetera Financial. As of December 31, 2016, outstanding receivables from Cetera Financial in connection with these services of $32,575 were included in other receivables.

6. CONCENTRATION RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

7. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent, which is recognized on a straight-line basis over the period of the leases, and maintenance costs which are recognized as incurred. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ending December 31
2017	$ 157,018
2018	164,869
Total	$ 321,887

Legal and regulatory proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2016, the Company complied with all such requirements.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3rd percent of aggregate indebtedness.

At December 31, 2016, the Company had net capital of $2,165,033, which was $1,853,355 in excess of required net capital of $311,678.

9. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

10. SUBSEQUENT EVENT

The Company has evaluated activity through the date the financial statement was issued and concluded that no subsequent event have occurred that would require recognition or disclosure in the financial statement.

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